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The Original Grilled Cheese Truck

The Original Award-Winning Melty Gourmet Comfort Food Brand – Now Going Global!

Amount Raised	Investors	Days Left
$0	0	87

thegrilledcheesetruck.com   Los Angeles, California   ♡ Follow for updates

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The Original Grilled Cheese Truck

The Original Award-Winning Melty Gourmet Comfort Food Brand – Now Going Global!

Amount Raised	Investors	Days Left
$0	0	87

thegrilledcheesetruck.com   Los Angeles, California   ♡ Follow for updates

Pitch   Team   Fundraising   Comments   ❯

Reg CF Offering Summary

Anyone can invest within SEC-defined limits in Regulation CF offerings.

Amount Raised $0.00

Investors	0
Security Type	Common Stock
Shares Offered	880,000
Offering Min	$200,000
Offering Max	$880,000
🗎 Investor Acknowledgement	View
🗎 Common Stock Subscription Agreement	View

Additional Details

Pre-Money Valuation	$8,088,890.00
Max Equity Offered	9.81%
Price Per Share	$1.00
Option Pool	N/A

Diligence Documents

🗎 Form C	View
🗎 Offering Statement	View
🗎 Risk Factors (also viewable in "Offering Statement")	View
🗎 Financial Audit Report	View

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The Original Grilled Cheese Truck

The Original Award-Winning Melty Gourmet Comfort Food Brand — Now Going Global!

Amount Raised	Investors	Days Left
$0	0	87

thegrilledcheesetruck.com   Los Angeles, California   ♡ Follow for updates

Pitch   Team   Fundraising   Comments   ›

Founding Team





A.J. Cervantes
Executive Chairman

Alfonso ("A.J.") is Chairman of Trilogy Capital Group, LLC, a private equity firm and a principal shareholder of BCI. For over 30 years, he has accumulated extensive experience in diversified businesses in the public markets with a proven strength in corporate finance. Since 2002, A.J. has been Chairman and CEO of Trilogy Capital Partners Inc., a financial services group and affiliate of Trilogy Capital Group. He...

Expand Bio >



Algie Hodges
Chief Executive Officer and President

Algie("Al") brings over 35 years of operational expertise with extensive knowledge in retail food services and quick service and fast casual restaurants. He has served as Vice President of Domestic and International Operations for Smoothie King Franchise Inc., Vice President of Food and Beverage for Mapco Mart Express, and as Vice President of Operations forFazoli'sSystem Management, Inc. Al also served as Dunkin'...

Expand Bio ❯



Chef Dave Danhi

Founder, Chief Creative Officer

David is the founder and culinary force behind The Grilled Cheese Truck, which has achieved numerous accolades including being named "Best Food Truck" over eight times from various media outlets and review guides. David has been engaged in the restaurant and food business for 30 years. He is also the architect behind The Grilled Cheese Truck's social media initiatives, and the truck is currently one of the most...

Expand Bio ❯



Ronald Scott

Chief Financial Officer

Ron is a highly skilled financial executive, bringing a wealth of diversified accounting and financial management experience. He is the President of Trilogy Capital Group and a forward-thinking, senior-level finance executive and leader with over 30 years of experience and a track record of building and directing best-in-class corporate finance organizations. From 2006 to 2016, Ron served as Chief Financial...

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The Original Grilled Cheese Truck

The Original Award-Winning Melty Gourmet Comfort Food Brand – Now Going Global!

Amount Raised	Investors	Days Left
$0	0	87

thegrilledcheesetruck.com   Los Angeles, California   ♡ Follow for updates

Pitch   Team   Fundraising   Comments   ›

Introducing the Original Grilled Cheese Truck



Melty Gourmet Comfort Food with Universal Appeal

The Original Grilled Cheese Truck and its menu of innovative, gourmet grilled cheese melts have been electrifying the street food scene in Southern California for nearly a decade. After topping numerous "Best-Of" lists and garnering one of the largest social media followings of any food truck anywhere, the Original Grilled Cheese Truck is now bringing its melty, delicious goodness to adoring gourmet comfort food audiences from coast to coast – and ultimately, around the world.



Celebrity Chef-Driven by Founder Dave Danhi

The Original Grilled Cheese Truck concept was cooked up by Robert Mondavi Award-winning chef and accidental social media maven Dave Danhi, who has made his mark in Southern California's highly-competitive food scene for thirty years. Whether crafting critically acclaimed melts or identifying and mentoring the next generation of elite chefs and restaurant managers (via DD Factor, the 58-year-old hospitality recruiting agency he acquired in 2005), Chef Danhi is no stranger to innovation and entrepreneurial success.

As Dave tells the story, it was his participation in Los Angeles' *Seventh Annual Grilled Cheese Invitational* competition that would spark his biggest idea yet.

"The message I heard loud and clear at the Invitational was that everyone loves grilled cheese! You've got crispy bread, and then this gooey, warm center... it's the perfect comfort food.

"After the competition, attendees hungry for grilled cheese were met outside by a lone truck serving health food! That's when I realized the world needed a gourmet grilled cheese truck!"

Soon after, the very first Grilled Cheese Truck would roll out of Dave's imagination and into the hearts and bellies of L.A.'s surprised and delighted lovers of gourmet comfort food.



Love, Traction, and Validation from Customers, Critics, and Investors Across the Country

Just how popular is the Original Grilled Cheese Truck brand? Loyal fans have often waited in line (sometimes for hours) for that first bite of their favorite comfort food. Critics have showered praise and accolades, including eight "Best Food Truck" awards from various media outlets and review guides, including *CBS LA.com*, *LA Times* "Readers Choice Award", *Klout.com* "Most Influential Food Truck", *LA Hot List*, *ABC Channel 7*, and *Mobliecravings.com*, to name a few.

The enduring popularity of the Original Grilled Cheese Truck's melty classics continues, taking home this year's "Best Melt" award from *Time Out LA* magazine. Chef Dave keeps it fresh with new twists on crowd favorites, like **The Not So Classic Melt**, fusing sharp cheddar cheese, oven roasted ham, fresh spinach, and crushed 'tots for a new, yet familiar taste of American comfort.

Apart from the Original Grilled Cheese Truck, there is simply no other food truck-based restaurant brand on the national radar. The company recently prepended "Original" to its name to distinguish itself from come-lately imitators – and to honor Chef Dave's ingenious, melty epiphany.

The Original Grilled Cheese Truck's recently completed financing (notably, the world's first successfully completed crowdfunded financing for a food truck) serves to validate the universal demand for Chef Danhi's famous gooey melts.



From Regional Darling to Burgeoning International Brand and Beyond...

By leveraging the Original Grilled Cheese Truck's award-winning brand, Big Cheese, Inc., the Original Grilled Cheese Truck's new parent, is expanding in the United States and beyond with plans for restaurants, food carts, and pop-ups in airports, shopping centers, freestanding locations, and naturally, more of the trucks that started it all.

The company's professional management team is making good on its expansion plans. Case in point: on the other side of the country (and a long way from Southern California), the first of the company's franchised retail locations is slated to open this summer in Maryland.



The Cheesiest – and Perhaps Most Affordable Franchise Opportunities Available Anywhere

The company's growth plans are driven by an affordable franchise business model, offering a range of options from food carts to stand-alone restaurants. Original Grilled Cheese Truck franchise options are considerably less expensive than many other national franchise restaurant brands, providing an affordable opportunity for mobile comfort food entrepreneurs to own a highly desirable franchise business. And with the management team's core franchise building expertise, franchisees can be sure they'll receive the attention, uderstanding, and support they need to help them be successful.

Exceptional Franchise Programs for Exceptional Americans: Our Veterans

Every single person involved in the management of the Original Grilled Cheese Truck is committed to supporting our troops. To that end, the company has developed a unique "Veterans First" franchise program that offers reduced start-up costs and special financing that significantly lowers the cost barrier for our vets.



Saving the Best for Last: Your Cheesy Opportunity Awaits!

If eating a melty treat from the Original Grilled Cheese Truck is rewarding, imagine how awesome owning part of the company could be! By investing today, you're joining a savvy, distinguished, and growing group of fellow melty cheese and potential upside enthusiasts. The Original Grilled Cheese Truck plans to go public soon (though there are no assurances or guarantees that it will), and if successful you may be able to realize a profitable return on your investment.

The Company Highlights Melt



- The Original Grilled Cheese Truck's corporate parent, Big Cheese, Inc. ("BCI") plans to capitalize on the success of the Original Grilled Cheese Truck brand by expanding domestically and internationally with the addition of food carts, brick-and-mortar "micro-stores," "pop-ups," restaurants, and naturally, more trucks.

- The Original Grilled Cheese Truck offers a complete menu of award-winning gourmet grilled cheese sandwiches, ranging from staple items like its **Plain and Simple Melt** to its signature melt, **The Cheesy Mac and Rib**. The menu also features Chef Dave's special limited edition melts like **The Not So Classic Melt** and **The Chicken of the Sea Melt**, and melts can be further customized with over a dozen savory additions. Cole slaw, tater tots, and other popular sides are available for a total comfort food experience.

- The Original Grilled Cheese Truck has over 130,000 total followers through various social media channels, including Facebook, Instagram, and Twitter, and the company continues to expand its reach and social media acumen with ongoing advertising and promotional programs. The Original Grilled Cheese Truck also intends to utilize its social media presence to build brand awareness in new regions, coincident with the company's expansion plans.

- The Original Grilled Cheese Truck's initial franchise opportunities are principally intended to go to military veterans, supported via the company's special accommodation program (explained below).

- The Original Grilled Cheese Truck intends to file an offering statement for a Regulation A+ financing ("Reg A+") within twelve months of the successful completion of this Title III funding, which, if successful, will result in a public market for the company's securities. Investors may then have an opportunity to realize a profit on their investment, depending on a variety of factors, which are explained below.

Delicious Perks for Any Appetite



The Original Grilled Cheese Truck team has come up with some seriously yummy perks, from discounts, free food, and t-shirts to catered Original Grilled Cheese Truck events and personal cooking sessions with Chef Dave (depending on the amount of your investment, naturally).

Those considering an Original Grilled Cheese Truck franchise could receive the best perk of all: 50% to 100% discounts on franchise fees, valued at up to $35,000!

Here's the lineup:


$100-$499 Silver
Big Cheeseholder Benefits
FREE FOR LIFE
Tater Tots with Any Order!
FREE
T-Shirt!
$500-$999 Silver Preferred
Big Cheeseholder Benefits
5%
Discount on All Orders
for One Year!
FREE FOR LIFE
Tater Tots with Any Order!
FREE
T-Shirt!
$1,000+ Silver Premier
Big Cheeseholder Benefits
10%
Discount on All Orders
for One Year!
FREE FOR LIFE
Tater Tots with Any Order!
FREE
T-Shirt!
$5,000+ Gold
Big Cheeseholder Benefits
15%
Discount on All Orders
for One Year!
1
Live Cooking Session
with CHEF DAVE!
$10,000+ Gold Preferred
Big Cheeseholder Benefits
15%
Discount on All Orders
3
Live Cooking Sessions
with CHEF DAVE!
$15,000+ Platinum
Big Cheeseholder Benefits
15%
Discount on All Orders
One Original Grilled Cheese Truck
$25,000+ Platinum Preferred
Big Cheeseholder Benefits
15%
Discount on All Orders
One Original Grilled Cheese Truck
$50,000+ VIP
Big Cheeseholder Benefits
15%
Discount on All Orders
for LIFE!
50%
Off the Original Grilled Cheese Truck
$100,000+ VIP Preferred
Big Cheeseholder Benefits
15%
Discount on All Orders
for LIFE!
100%
Off the Original Grilled Cheese Truck

The Company Summary Melt



The Food Truck Industry Then and Now

Street food has long been a staple of American culture, and from Texas chuckwagons in the 19th century to mobile canteens on U.S. Army bases in the 1950s, food trucks have been a part of the scene.

While food trucks have been feeding workers at construction sites for many years, the mobile, quick-serve format has been experiencing a renaissance of late. Fueled by a growing demand for location-independent, reasonably-priced gourmet meals, food trucks now serve a broad spectrum of the population, from blue collar workers to professionals in the high-tech, retail, medical, and financial sectors.

Today, the Original Grilled Cheese Trucks regularly make daily stops at prearranged locations, serving lunch and dinner at least five days a week. Food preparation occurs at a prep kitchen, which reduces in-truck tasks to assembly and grilling. This enables each truck to offer a wide variety of melts and sides to customers quickly and with consistent quality.



An Early Innovator Driving Market Expansion

Innovators like the Original Grilled Cheese Truck founder Chef David Danhi, who had previously operated high-end restaurants, are taking gourmet cuisine to the street. Often focusing on limited but creative dishes at reasonable prices, gourmet food trucks offer customers a chance to experience food beyond what would normally be available.

The Original Grilled Cheese Truck has long been and remains today at the forefront of the burgeoning gourmet food truck industry. However, unlike virtually all other food truck brands, the Original Grilled Cheese Truck has been carefully organized and positioned for international franchising and broad market appeal across all footprints, from highly mobile foot carts to purpose-built brick and mortar locations.

Two significant drivers of the Original Grilled Cheese Truck's success are both attributable to Chef Danhi's prescience and creativity: his immersive approach to the brand's social media personality, and his knack for successfully promoting the brand across nearly all media channels. Dave and the truck have appeared on *The Food Network*, *The Cooking Channel*, *The Price is Right*, *Eat Street*, *Rachel Ray*, and many others, and there are a sizable number of Original Grilled Cheese Truck videos on YouTube – both fan made and media produced.



Delicious, Beloved Product Offerings

Since the early 1920's, grilled cheese sandwiches have been considered a staple of American comfort food, and the Original Grilled Cheese Truck maintains this tradition with innovative, gourmet grilled cheese melts that are made from fresh, seasonal ingredients. David Danhi, the founder and culinary force behind the Original Grilled Cheese Truck, has been engaged in the restaurant and food business for 30 years. His award-winning melts have appeared on numerous lists describing the best grilled cheese creations in the industry.

Below are several of the articles that highlight these awards:

- **Thrillist:** *The Best Food Trucks in LA*, 2016

- **The Daily Meal:** *Los Angeles 15 Best Food Trucks of 2013*

- **Los Angeles Times:** *Reader's Choice 2012 - Best Food Truck*

- **Los Angeles Hot List:** *2011 #1 Food Truck in LA*

- *2013 #1 People's Choice Award* at the **Grilled Cheese Invitational**

- **Relish:** *2013 America's Top 10 Grilled Cheese Sandwiches*

The Original Grilled Cheese Truck offers a complete menu of grilled cheese sandwiches, ranging from **The Plain and Simple Melt** to its lauded signature melt, **The Cheesy Mac and Rib**, winner of *Time Out LA Magazine's* Best Melt award, as judged by hundreds of attendees at the 2017 Meltdown competition. The melt epitomizes the intersection of gourmet and comfort food, with homemade southern mac n' cheese, barbecue pulled pork brisket, and sharp cheddar cheese, all served up on grilled sourdough. In addition, the Original Grilled Cheese Truck offers special melts that are available on a limited basis, such as **The Buffalo Chicken Melt** and **The Goat Cheese Melt**.

Other menu offerings include dessert melts, southern mac 'n' cheese, homemade tomato soup, tater tots, specialty dipping sauces, and signature bread and butter pickles, as well as an assortment of beverages. The menu is subject to seasonal changes mandated by the stringent use of high-quality, fresh ingredients. For private catering events, the company can create custom menus and plans to offer expanded menus at its brick and mortar locations (where more kitchen space may be utilized).



The Company Details Melt



Company Formation

BCI, a subsidiary of Miami-based private equity group Trilogy Capital Group, LLC, was incorporated in September 2016 to acquire the worldwide intellectual property rights to the "Grilled Cheese Truck" brand (newly trademarked as "Original Grilled Cheese Truck") and related intellectual properties, which it did on October 4, 2016.

Business Model

Initially, BCI will generate revenue from food and beverage sales through its company-owned Original Grilled Cheese Trucks in Los Angeles, California. A typical truck will perform ten prescheduled stops per week. Typical weekday lunch hours of operation are 11:30 a.m. to 2:00 p.m., and typical weekday dinner hours are 6:00 p.m. to 8:30 p.m. Hours of operation on weekends vary depending upon the types of scheduled stops. A typical weekend dinner shift can serve customers as late as midnight. In addition, the company expects to generate revenue in the future from licensing the right to use certain portions of its intellectual property. BCI expects that such licensing will provide revenue and additional brand visibility.

Franchise Business Model

Franchise operations are still in development. BCI intends to primarily offer the first franchises to U.S. military veterans. Through programs such as VetFran and the SBA Patriot Express Loan Program, U.S. veterans generally have an easier time than civilians obtaining necessary investment funds for new personal business ventures and/or franchise opportunities. Some programs provide financial incentives by reducing their initial franchise fee or other fees or by contributing to the franchisee's initial cost of investment. Based on management's preliminary analysis, it is estimated that a BCI franchise truck will generate a national average of approximately $400,000 per year in gross revenues, before taking into account BCI's franchise fee and royalty payment, currently anticipated at 8% of gross sales. In addition to the initial roll-out of mobile truck franchises, BCI's long-term plan includes the franchising of brick-and-mortar, or fixed, locations.

Truck Economics

The current anticipated average cost to obtain an Original Grilled Cheese Truck franchise is estimated to be $25,000 for veterans and $35,000 for non-veterans. However, this cost does not include deposits to lease or rent a truck, an exterior wrap for the truck, a point of sale system, equipment, permits, uniforms, and new staff training, which in total is estimated to be $35,000, depending on location. In addition, each franchisee will be responsible for a royalty fee of 8%, payable to BCI.

Current Activities

The management for BCI is actively involved in a broad range of activities relating to the international launch of the Original Grilled Cheese Truck brand, including finalizing franchise documentation, negotiation of leases for brick-and-mortar locations, development of social media programs, refinement of food offerings, hiring of personnel, and preparing local and regional advertising and public relations programs.

In addition, BCI is currently negotiating a joint venture with an existing operator of two food trucks, pursuant to which such operator would contribute two food trucks, and the new joint venture would lease an additional two food trucks. If BCI can successfully establish this joint venture, it will own most the equity of an entity that will operate four food trucks in Los Angeles, California, representing the initial launch of the Original Grilled Cheese Truck brand in the Los Angeles area under BCI's ownership.

Growth Plans and Objectives

BCI's objective is to lead the gourmet food truck industry, and ultimately become an international brand with household name recognition. Each element of its strategy is designed to differentiate and reinforce the company's authentic brand while engendering and rewarding loyalty among its customers.
The cornerstones of this strategy include:

- **Innovative, Gourmet Menus:** BCI is committed to using the best available ingredients in producing the best grilled cheese sandwiches, soups, and side dishes. BCI will strive to use fresh ingredients in the preparation of its sandwiches, as opposed to frozen or canned goods. Furthermore, all the ingredients will be side-by-side taste-tested for quality prior to use.

- **Exceptional, Accessible Customer Interactions:** BCI will rely on repeat business and views its customers' interactions with employees as critical to long-term success. With an emphasis on training, personal development, and equity incentives, BCI believes it can attract and retain well-qualified, motivated employees committed to providing a superior level of customer service.

- **Relevant, Effective Marketing and Advertising:** BCI will continue to build on the Original Grilled Cheese Truck's social media and mainstream media presence (television, radio, print, and others) to communicate with existing and prospective customers. The Original Grilled Cheese Truck already counts over 130,000 total followers through various social media channels, including Facebook, Instagram, and Twitter, and fans can receive instant updates of truck locations.

- **State of the Art Truck and Facility Design:** BCI's trucks will be typically configured to accommodate a high volume of traffic. The truck's design is intended to be casual and comforting. Although some customers will buy the food and return to their homes and/or offices to eat, many customers will enjoy eating at the truck. BCI estimates that approximately 25% of the locations it will serve will be set up for street-side dining with organized tables and chairs for the customer's comfort.

- **Intelligent Truck Location Selection:** BCI's strategy is to schedule truck stops in selected high-traffic, high-visibility locations to achieve operating and marketing efficiencies and enhance brand awareness. The trucks' mobility enables operation at or near office buildings, in downtown and suburban centers, and at or near local businesses that have heavy pedestrian street traffic. Trucks can also be rerouted should a festival, public event, or other high-traffic, potentially profitable opportunity occur within their target markets.

- **Hub-and-Spoke Logistical Efficiency:** To better manage costs, ensure high-quality standards, and achieve consistency, food preparation will be carried out at centrally-located prep kitchens. BCI believes this hub-and-spoke format provides significant competitive advantages over other food truck operations that prepare all food in-truck.

- **Well-Planned Expansion Strategies:** BCI intends to grow market share by adding franchise and company-owned operations in new markets. To do this, the company plans to offer additional service formats, potentially including food carts, temporary "pop-up" kiosks (self-contained within repurposed 20-foot shipping containers), and Original Grilled Cheese Truck Stop shopping center, sports venue, and airport locations, as well as stand-alone restaurants. There is also the potential for Original Grilled Cheese Truck Stop locations to service mobile and small-footprint operations, which in turn will serve as visible brand builders.

BCI is committed to early and significant liquidity for its investors. The company intends to file an offering statement for a Regulation A+ financing ("Reg A+") in the first year of operation, which, if successful, would result in a public market for the company's securities. At the conclusion of the Reg A+ offering, BCI plans to trade on the OTCQB or another over-the-counter market. As a public company, BCI would be in a better position to create a larger audience of potential investors and to attract and/or retain experienced senior management. In addition, as a fully reporting company, BCI expects that the required transparency can support further capital formation and market visibility.

Use of Proceeds

Proceeds from this offering will be used primarily for working capital (day-to-day operations). Additional uses include the purchase of intellectual property, marketing, and wages.

Three Year Roadmap

Management's summary objectives for the three-year period following completion of BCI's proposed Reg A+ offering are as follows:

- Commence marketing of franchise agreements following regulatory approval of the Franchise Disclosure Document

- Deploy 30 to 40 trucks nationally in the first year, approximately half of which will be company-owned and half of which will be franchised

- Open a total of 75 food carts within the first three years in urban areas at the rate of 25 per year

- Open 12 "micro-stores" per year over the first three years

- Open stores in malls and airports

- Revenue assumptions (ranges per year):

    - Trucks: (company-owned): $400,000 to $600,000

    - Trucks: (franchised): 8% of gross revenues or $30,000 to $50,000

    - Carts: $250,000 to $350,000

    - Micro-stores: $500,000 to $1 million

The Corporate History and Financials Melt



2009 – 2012

In 2009, The Grilled Cheese Truck was launched in Los Angeles by celebrity chef Dave Danhi. The company initially operated one part-time truck before expanding to one full-time truck and one part-time truck. The part-time truck was generally used for special events (catering), such as birthday parties and weddings. The truck was only operated on a full-time basis in 2011 and a portion of 2012. During that time, according to Mr. Danhi who owned and operated the trucks, the one full-time truck generated gross revenues of $12,000 to $15,000 per week ($624,000 to $780,000 on an annualized basis) and net cash flow of $112,000 to $156,000 on an annualized basis.

2012 – 2016

On October 18, 2012, TRIG Acquisition 1, Inc., a Delaware public company, acquired The Grilled Cheese Truck brand. The company subsequently changed its name to The Grilled Cheese Truck, followed by another name change to American Patriot Brands (APB). APB never completed its franchise filings with the Federal Trade Commission or the State of California. At its peak, APB operated 10 trucks, eight of which were company-owned and two of which were licensed. APB did not disclose any per truck financial information in its SEC filings. During the period that the eight company-owned trucks operated, the company generated $3,650,021 in revenue and a net loss of $7,712,208, as disclosed in its last 10-K filing for the year ended December 31, 2014. APB is not current in its SEC filings as of January 18th, 2017.

2016 - Present

Big Cheese, Inc. was incorporated in Delaware on September 16, 2016. On October 4, 2016, it acquired the Grilled Cheese Truck brand with the attendant trademarks pursuant to an Intellectual Property Rights Purchase agreement with Dave Danhi, founder. Mr. Danhi had reacquired the rights on September 23, 2016 from APB, which had originally acquired the rights from Mr. Danhi. APB decided to exit the food truck business, which created the opportunity for Mr. Danhi to reacquire the brand.

The Industry and Market Analysis Melt



In 2015, there were over 4,250 food trucks in the U.S. that collectively generated around $856.7 million in revenue. In 2016, revenue is projected to be around $870 million, with the industry having grown at a compound annual growth rate of 7.9% since 2011, outperforming the broader food-service sector over that period.

According to *IBISWorld*, trucks serving American-style food make up about 38.3% of all food trucks in the U.S. Latin American-style food trucks-which includes Mexican food-is the second-most popular category (24.6%), followed by Asian and Middle Eastern (18.1%), and desserts (9.4%). In terms of demographics, 63% of monthly food truck revenue is generated by individuals under the age of 44. Of these individuals, 20% are under 25.

Established fast casual restaurants are looking to add food trucks to their retail operations. In a recent survey, 19% of fast casual restaurateurs indicated they were at least somewhat likely to launch a food truck within the next two years. By 2019, the food truck industry is projected to reach $986 billion in revenue.

Food trucks' lower operating costs relative to brick-and-mortar restaurants allow them to provide high-quality, gourmet food at a lower price. Yet opening a food truck can still cost upwards of $125,000, which includes the cost for purchasing the truck and equipment, obtaining permits and insurance, storage, parking, prep kitchens, and employee salaries. Additionally, many cities around the U.S. are implementing more regulations around food truck establishments, including food vending permits, special zoning regulations, and proximity bans.

Competitors



BCI expects to compete with many well-established food service companies in the U.S. based on product choice, quality, affordability, service, and location. Its competitors include a variety of independent local operators in addition to well-capitalized regional, national, and international restaurant chains and franchises, such as Burger King (Yum! Brands) and McDonald's.

In the gourmet food truck industry, BCI considers its primary competition will be other local food trucks that compete for customers at its locations, which will vary from day to day. Some of the top competitors in the Los Angeles area include the following:

Kogi Korean BBQ: Founded in 2008 by Mark Manguera, Caroline Shin-Manguera, and Roy Choi, Kogi Korean BBQ is a fleet of fusion food trucks in Los Angeles famous for both their combination of Korean with Mexican food and their social media presence.

Cool Haus: Founded in 2009 by Natasha Case and Freya Estreller, Cool Haus is a food truck operation that serves gourmet ice cream sandwiches. Currently, Coolhaus operates a national fleet of 10 mobile ice cream trucks and carts (five in Southern California, two in New York City, and five in Dallas).

Cousins Main Lobster: Founded in 2012 by Sabin Lomac and Jim Tselikis, Cousins Maine Lobster is a gourmet food truck operation that serves lobster rolls using fresh Maine lobster.

The Summary Melt



From its award-winning menu to its large and growing loyal fan base, the Original Grilled Cheese Truck is well positioned for success. Chef Dave Danhi and the rest of the Original Grilled Cheese Truck and BCI teams hope you'll join them in realizing their vision of bringing the melty goodness of American comfort food to fans around the world.

Here's how to get started with your investment.

Got questions? We're here to answer them.

Risks & Disclosures

Click Here To View Risks and Disclosures

10b-9 Compliance

Will insider* investments be accepted for this offering?

To the best of the knowledge of the Issuer, insider investments are not anticipated at this time. Upon the future investment of an insider, such information will be disclosed here.

If yes, these are the names of the insiders that have invested or are expected to invest:

N/A.

What is the maximum amount of investment that will be accepted from insiders?:

Any above listed individual may invest up to the maximum total investment amount sought in this offering unless otherwise disclosed. Additionally, any investment accepted from an insider will not count toward the offering's minimum contingency. The investment will only be reflected as a part of the total amount raised after the contingency has been reached.

*Definitions:

Transactions for or on behalf of the issuer or broker-dealer, their affiliates or associated persons (including control persons, officers, employees, and immediate family members thereof), or any entities through nominee accounts require disclosure.

- "affiliate" means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, the issuer.
- "officer" means an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer's parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.
- "immediate family" shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.
- "control person" person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the issuer or broker/dealer
- "control" is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise

** This offering will only close if the minimum offering contingency is fully met with non-insider purchases.

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